UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Angeion Corporation

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(Name of Issuer)

Common Stock, $0.10 par value

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(Title of Class of Securities)

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Cusip Number 03462H404

Norman H. Pessin

366 Madison Avenue-14th Floor

New York, New York 10017

(212) 661-2670

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

4/28/09

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(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 03462H404

Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 1) SEP IRA FBO Norman H. Pessin xxx-xx-xxxx 2) Sandra F. Pessin xxx-xx-xxxx

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1) SEP IRA FBO Norman H. Pessin 287,869 2) Sandra F. Pessin 52,685

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 1)287,869 2)52,685

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1) 287,869 2) 52,685

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1) 6.98% 2) 1.29%

14	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03462H404

Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value (the “Common Stock”), of Angeion Corporation (the “Issuer”), whose principal executive offices are located at 350 Oak Grove Parkway, Saint Paul, Minnesota 55127-8599.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a “Reporting Person”) Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1) SEP IRA F/B/O Cusip Number 366 Madison Avenue-14th Floor New York, New York 10017

2) Sandra F. Pessin Cusip Number 366 Madison Avenue-14th Floor New York, New York 10017

Principal Occupation:	1) N.A.
2) Housewife

Criminal convictions:	1) N.A.
2) None

Civil proceedings:	1) N.A.
2) None

Citizenship:	1) N.A.
2) United States

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purposes of the Transactions

The purposes of the transactions were to dispose of all shares of the issuer owned by the reporting persons.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 287,869 shares of common stock of the Issuer. Sandra F. Pessin owns 52,685 shares.

CUSIP No. 03462H404

Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEP IRA F/B/O Norman H. Pessin

By: /s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

April 28, 2009